

VOZROZHDENIE
BANK

File № 82-4257



10015053

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

29.10.09
1108/20693

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board



Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1 Full corporate name of the issuer's shareholder
URLINGTON TRADING CO LIMITED (Cyprus)
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change
14,58%.
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change
21,05%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person:
20.10.2009
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder: The person has purchased ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the purchase of the issuer's ordinary shares by the person.
29.09.2009

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. October 20, 2009	Stamp	

Change of profit under RAS for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of net profit of the issuer by more than 10%.
The main factors that resulted in the net income reduction in Q3 2009 comparing to Q2 2009 were:
– the increase of provision charges on possible losses on loans and other operations comparing to Q2 2009;
– the reductions of gains from operations with trading securities (trading portfolio)
2.2. Date of the event (events) that resulted in one-time increase of the issuer's net profit by more than 10%: 26.10.2009
2.3. The amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:
Net profit in Q2 2009 amounted to 214.6 mln. rubles.
2.4. The amount of net profit for the reporting period when the relevant fact has happened:
Net profit for Q3 2009 amounted to 94.5 mln. rubles.
2.5. Absolute and percentage change of net profit:
change of the financial result received in Q3 2009 comparing to Q2 2009 – reduction of net profit by 120.3 mln. rubles (or 55.98%)
Net profit increased by 2,096.2 mln. rubles or 249.3%

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. October 26, 2009	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	Alla Novikova
3.4. October 26, 2009		